2/3/04

04001663

VFI 30-04

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED JAN 29 2004 WASH., D.C.

SEC FILE NUMBER
8- 51550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Avenue
(No. and Street)

Nashville	Tennessee	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall R. Harness (615) 467-3513
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kraft Bros., Esstman, Patton & Harrell, PLLC
(Name – *if individual, state last, first, middle name*)

555 Great Circle Road, Suite 200	Nashville	Tennessee	37228
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 04 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel D. Oertling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avondale Partners, LLC, as of November 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP FINANCE

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NOVEMBER 30, 2003

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NOVEMBER 30, 2003

CONTENTS

KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

We have audited the accompanying statements of financial condition of Avondale Partners, LLC (the "Company") as of November 30, 2003 and 2002, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avondale Partners, LLC at November 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kraft Bros., Esstman, Patton & Harrell, PLLC

Nashville, Tennessee
December 24, 2003

555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

AVONDALE PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

NOVEMBER 30, 2003 AND 2002

	2003	2002
ASSETS		
Cash	$ 3,614,853	$ 810,703
Deposits with clearing broker	290,315	359,563
Receivable from clearing broker	477,084	149,032
Receivable from customers	53,699	32,335
Receivable from related parties - Note 5	111,073	29,936
Notes receivable from employees - Note 5	11,112	42,710
Prepaid expenses and other assets - Note 3	153,240	109,265
Furniture, equipment and improvements - at cost, less accumulated depreciation of $134,034 for 2003, and $54,906 for 2002 - Note 4	236,448	220,556
TOTAL ASSETS	$ 4,947,824	$ 1,754,100
LIABILITIES AND MEMBER'S EQUITY		
LIABLITIES		
Accounts payable and accrued expenses - Note 9	$ 1,867,063	$ 546,342
COMMITMENTS - Note 6		
MEMBER'S EQUITY	3,080,761	1,207,758
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,947,824	$ 1,754,100

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED NOVEMBER 30, 2003 AND 2002

	2003	2002
REVENUES		
Commission income	$ 3,287,022	$ 1,207,138
Interest and dividend income	26,519	45,128
Principal transactions	1,662,594	813,665
Investment banking income	3,676,347	957,933
Other - Note 6	400,990	46,531
TOTAL REVENUES	9,053,472	3,070,395
EXPENSES		
Compensation and benefits - Note 5	6,572,257	3,710,837
Floor brokerage and clearance fees	665,772	393,264
Communication and technology	665,658	573,786
Interest	177	2,156
Occupancy	634,910	420,580
Advertising and market development	696,228	409,089
Other - Note 5	520,283	395,073
TOTAL EXPENSES	9,755,285	5,904,785
NET LOSS	$ (701,813)	$ (2,834,390)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED NOVEMBER 30, 2003 AND 2002

BALANCE - DECEMBER 1, 2001	$ 1,395,122
Member's capital contributions - Note 5	2,656,200
Member's withdrawals - Note 5	(9,174)
Net loss for the year	(2,834,390)
BALANCE - NOVEMBER 30, 2002	1,207,758
Member's capital contributions - Note 5	2,578,450
Member's withdrawals - Note 5	(3,634)
Net loss for the year	(701,813)
BALANCE - NOVEMBER 30, 2003	$ 3,080,761

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED NOVEMBER 30, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES		
Net loss	$ (701,813)	$ (2,834,390)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	79,128	46,824
(Increase) decrease in operating assets:		
Deposits with clearing broker	69,248	473,286
Receivable from clearing broker	(328,052)	100,408
Receivable from customers	(21,364)	(19,288)
Receivable from related parties	(81,137)	(29,936)
Prepaid expenses	(43,975)	3,702
Marketable securities owned	-	278,547
Increase (decrease) in operating liabilities:		
Securities sold, net yet purchased	-	(407,262)
Accounts payable and accrued expenses	1,317,087	121,944
Total Adjustments	990,935	568,225
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	289,122	(2,266,165)
INVESTING ACTIVITIES		
Purchase of furniture and equipment	(95,020)	(133,086)
Decrease in loans receivable - employees	31,598	26,550
NET CASH USED IN INVESTING ACTIVITIES	(63,422)	(106,536)

(continued on next page)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED NOVEMBER 30, 2003 AND 2002

	2003	2002
FINANCING ACTIVITIES		
Cash capital contributions from Avondale Group, LLC	2,578,450	2,556,200
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,578,450	2,556,200
NET INCREASE IN CASH	2,804,150	183,499
CASH - beginning of year	810,703	627,204
CASH - end of year	$ 3,614,853	$ 810,703
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash payments for:		
Interest expense	$ 177	$ 2,156
NON-CASH FINANCING ACTIVITY:		
Payable for capital distribution to member - Note 5	$ (3,634)	$ (9,174)

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which began operations on January 8, 1999, as Convertible Desk, LLC ("Convertible"). On August 31, 2001, the majority of the net assets of Convertible were distributed to its members. Simultaneously, the members sold their membership interests in Convertible (which primarily consisted of its National Association of Securities Dealers broker-dealer license) to Avondale Group, LLC (100% owner). On September 1, 2001, Avondale Group, LLC contributed approximately $2,066,000 in cash, and transferred approximately $98,500 in net liabilities, to Convertible. The net liabilities were contributed at Avondale Group, LLC's net book value. On September 9, 2001, Convertible changed its name to Avondale Partners, LLC.

The Company is engaged in three primary lines of business as a securities broker-dealer, which include equity research, investment banking, and equity capital markets, primarily for institutional investors. The Company is headquartered in Nashville, Tennessee, and also has offices in Yardley, Pennsylvania and Boston, Massachusetts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal year

The Company has adopted a November 30 fiscal reporting year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. At November 30, 2003, the Company had no cash equivalents.

Deposits with clearing broker

In connection with its proprietary account with First Clearing Corporation, the Company has agreed to maintain a deposit account equal to or greater than the margin requirements on securities with a minimum balance of $100,000.

Securities transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. All of the Company's trading activities are cleared through First Clearing Corporation.

Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management. At November 30, 2003, the Company had no marketable securities owned or sold, not yet purchased.

Furniture, equipment and improvements

Furniture and equipment are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years.

Prepaid expenses and other assets

Prepaid expenses and other assets are reported at net amortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising and market development costs

Advertising and market development costs are expensed as incurred.

Income taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

Commission income

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Principal transactions

Principal transactions are recorded as the difference between the acquisition cost of the security and the selling price or current fair market value and is comprised of realized and unrealized gains (losses) on security transactions.

Investment banking income

Investment banking income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. The Company recognizes investment banking income on the offering date, sales concessions on the trade date, and underwriting fees at the time the underwriting is completed and income is reasonably determinable. Retainers are recognized in the period received or receivable.

Payments to members of related parties

Payments to members of related parties are intended as compensation for services rendered and are accounted for as compensation and benefits expense rather than allocations of net income or loss.

Interest expense

The Company may from time to time finance its security positions through a margin account with its clearing broker. The margin account bears interest at a rate that fluctuates daily.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of risk

The Company generally maintains cash and cash equivalents on deposit at banks and brokers in excess of federally insured amounts. Statement of Financial Accounting Standards No. 105 identifies this condition as a concentration of credit risk requiring disclosure. The Company has not experienced any losses in such accounts. In management's opinion, the risk is mitigated by the use of high quality financial institutions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at November 30:

	2003	2002
Prepaid insurance and medical benefits	$ 24,524	$ 19,113
Miscellaneous other prepaid expenses	92,160	46,282
Deposits	20,189	20,964
Other	16,367	22,906
Total	$ 153,240	$ 109,265

NOTE 4 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at November 30:

	2003	2002
Furniture and fixtures	$ 38,782	$ 19,286
Technology equipment	257,522	189,774
Office equipment	65,971	58,851
Leasehold improvements	8,207	7,551
	370,482	275,462
Accumulated depreciation	(134,034)	(54,906)
Furniture, equipment and improvements, net	$ 236,448	$ 220,556

Depreciation expense for the years ended November 30, 2003 and 2002, totaled $79,128 and $46,824, respectively.

NOTE 5 - TRANSACTIONS WITH AFFILIATES

Receivables from related parties

During 2003 and 2002, the Company paid various expenses on behalf of Avondale Group, LLC (its member) and Avondale Equity Partners, LLC (a member of Avondale Group, LLC). As of November 30, 2003, the Company has a receivable from Avondale Group, LLC of $108,413 ($28,636 - 2002) and a receivable from Avondale Equity Partners, LLC of $2,660 ($1,300 - 2002).

Notes receivable from employees

The Company has two unsecured forgiveable notes receivable from employees (original face value of $25,000 each). The notes bear interest annually at the short-term monthly applicable federal rate, as published pursuant to the Federal Internal Revenue Code (1.26% and 2.07% as of November 30, 2003 and 2002, respectively). The principal and interest on the notes will be reduced and recognized by the employees as compensation expense ratably over the terms of the notes, contingent upon the employee's continuous employment with the Company over the note period. The term of the notes is for three years ending in 2004, unless the employee ceases to be employed with the Company, in which case the unpaid principal balance and accrued interest will be immediately due and payable.

NOTE 5 - TRANSACTIONS WITH AFFILIATES (CONTINUED)

Payables to employees

As of November 30, 2003 and 2002, the Company has a payable of $78,281 and $27,365, respectively, to various employees for expense reimbursements reported in accounts payable and accrued expenses.

Payments to members of related parties

During 2003, the Company paid $5,527,742 ($2,929,488 in 2002) to employees who are also members of related parties for compensation and guaranteed payments.

NOTE 6 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, and Yardley, Pennsylvania, under non-cancelable operating leases that expire February 2011 and February 2006, respectively. In addition, the Company subleases a portion of its Nashville office space to an outside party under a non-cancelable sublease agreement, which expires in February 2011.

The Company also subscribes to communication and data services and leases office equipment under cancelable contracts that expire over the next three fiscal years.

As of November 30, 2003, aggregate future lease commitments and sublease rental income total the following:

	Lease Commitment	Sublease Rental Income	Net Commitment
Fiscal year 2004	529,636	(185,683)	343,953
Fiscal year 2005	515,791	(191,254)	324,537
Fiscal year 2006	511,928	(207,391)	304,537
Fiscal year 2007	530,094	(217,319)	312,775
Fiscal year 2008	549,547	(217,319)	332,228
Thereafter	1,305,783	(535,323)	770,460
Total	$ 3,942,779	$ (1,554,289)	$ 2,388,490

Total expense incurred under all such agreements for the year ended November 30, 2003, amounted to $550,119 ($471,074 - 2002). Total sublease income for the year ended November 30, 2003 amounted to $180,275 ($43,863 - 2002) and is reported in other income.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. The Company records these obligations at the current market values of the related securities and will incur a loss if the market value of the securities is higher at the purchase date. The Company had no securities sold, not yet purchased at November 30, 2003.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At November 30, 2003, the Company had regulatory net capital of $2,515,190 ($772,956 - 2002), which was $2,389,190 ($672,956 - 2002) in excess of its required net capital of $126,000 ($100,000 - 2002). The Company's percent of aggregate indebtedness to net capital ratio was .74 to 1 (.71 to 1 - 2002).

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following for the years ended November 30:

	2003	2002
Accounts payable - trade	$ 124,237	$ 96,166
Accounts payable - First Clearing Corporation	31,361	-
Accrued bonuses and payroll	1,430,213	292,807
Other accrued expenses	281,252	157,369
Total	$ 1,867,063	$ 546,342

<u>SUPPLEMENTAL SCHEDULES</u>

AVONDALE PARTNERS, LLC

COMPUTATION OF NET CAPITAL

AS OF NOVEMBER 30, 2003

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 3,080,761
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition:	
Furniture, equipment and improvements, net	(236,448)
Other assets	(329,123)
Total deductions and/or charges	(565,571)
Net capital before haircuts on securities positions	2,515,190
Haircuts on securities	-
Net Capital	$ 2,515,190
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 1,867,063
Total aggregate indebtedness	$ 1,867,063
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 126,000
Excess net capital	$ 2,389,190
Excess net capital at 1000%	$ 2,328,484
Percentage of aggregate indebtedness to net capital	74.23 %

AVONDALE PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

NOVEMBER 30, 2003

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

NOVEMBER 30, 2003

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

RECONCILATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF NOVEMBER 30, 2003

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of November 30, 2003)

Net capital, as reported in Company's Part II (unaudited Focus report)	$ 2,515,190
Net audit adjustments	-
Net capital per audit	$ 2,515,190

AVONDALE PARTNERS, LLC

RECONCILATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

NOVEMBER 30, 2003

Not applicable.

AVONDALE PARTNERS, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

NOVEMBER 30, 2003

None.

KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Avondale Partners, LLC (the "Company") for the year ended November 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at November 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee and Member, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kraft Bros., Esstman, Patton & Harrell, PLLC

Nashville, Tennessee
December 24, 2003